[Graphic omitted] Ahold
                                                               Press Release
                                                               Royal Ahold
                                                               Public Relations



                                                          Date: May 20, 2003
                                          For more information: +31 75 659 57 20



Correction

Zaandam, the Netherlands, May 20, 2003 - Ahold, the international food retail and foodservice company, wishes to correct restated unaudited historical sales numbers for 2002 and 2001, as included in its May 16, 2003 trading statement. Ahold apologizes for inadvertently including the incorrect numbers in the prior release.

Changes are in bold and show slightly higher 2001 total sales than reported on May 16, 2003.


Ahold restated unaudited sales for 2002 and 2001


                                       1st quarter   2nd quarter    3rd quarter    4th quarter    Full year
                                          2002           2002          2002          2002           2002
x  1 million Euro
(unless otherwise indicated)
-------------------------------------------------------------------------------------------------------------
- U.S. Retail (in dollars)                7,904.3        6,162.5        5,974.5       6,214.4      26,255.7
- U.S. Foodservice (in dollars)           5,381.6        4,114.9        4,021.1       3,918.6      17,436.2
-**Europe**                               3,955.7        3,286.4        3,232.3     **3,461.0**    13,935.4
- South America                             406.9          503.9          586.0         646.5       2,143.3
- Asia                                      120.5          109.6          109.2         118.4         457.7
                                         --------       --------       --------      --------      --------
Total sales                              19,614.8       14,834.7       14,093.2      14,343.2      62,885.9
                                         ========       ========       ========      ========      ========



                                      1st quarter   2nd quarter    3rd quarter    4th quarter    Full year

                                          2001           2001          2001          2001           2001
x  1 million Euro
(unless otherwise indicated)
-------------------------------------------------------------------------------------------------------------
- U.S. Retail (in dollars)                6,804.4        5,402.7        5,357.4       5,647.2      23,211.7
- U.S. Foodservice (in dollars)           3,433.3        2,756.8        2,806.1       3,137.6      12,133.8
- Europe                                  3,700.8        3,114.4        3,065.2       3,358.4      13,238.8
-**South America**                        **340.3**      **323.3**      **279.7**     **330.2**   **1,273.5**
- Asia                                      101.3           96.7           93.5         108.0         399.5
                                         --------       --------       --------      --------      --------
**Total sales**                        **15,305.7**   **12,969.5**   **12,495.4**  **13,627.6**  **54,398.2**
                                         ========       ========       ========      ========      ========



Ahold Corporate Communications: +31.75.659.57.20

                                                                             Albert Heijnweg 1, Zaandam
                                                                             P.O. Box 3050, 1500 HB Zaandam
                                                                             The Netherlands
                                                                             Phone:  +31 (0)75 659 5720
                                                                             Fax:    +31 (0)75 659 8302



http://www.ahold.com




                            STATEMENT OF DIFFERENCES
                            ------------------------

        Characters enclosed in **double asterisks** indicates bold type.